Rule 424(b)(3)
                                                          Registration Statement
                                                                    No. 33-52685

PRICING SUPPLEMENT NO. 9,

Dated  September 21, 1995 to
Prospectus, dated March 24, 1995, and
Prospectus Supplement, dated April 5, 1995.


                          THE CIT GROUP HOLDINGS, INC.
                        MEDIUM-TERM FLOATING RATE NOTES
                   DUE NINE MONTHS OR MORE FROM DATE OF ISSUE


(X) Senior Note                             () Senior Subordinated Note


Principal Amount:  U.S. $500,000,000.

Proceeds to Corporation:  99.97%, or $499,850,000.

Underwriting Discount:  0.03%.

Issue Price:  Variable Price Reoffer, initially at par.

Specified Currency:  U.S. Dollars.

Original Issue Date:  September 26, 1995.

Maturity Date:  September 26, 1996.

Interest Rate Basis:  Prime Rate.

Spread:  -294 basis points.

Initial Interest Rate:    The Prime Rate determined one
         Business Day prior to the Original Issue Date minus
         294 basis points.

The Notes are offered by the Underwriter, as specified herein, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form on or about September 26, 1995.


                                  MORGAN STANLEY & CO. INCORPORATED

Form:  Global Notes.

Interest Reset Date: Each Business Day to but excluding the Maturity Date.

Accrual of Interest: Accrued interest will be computed by adding the Interest Factors calculated for each day from the Original Issue Date or from the last date to which interest has been paid or duly provided for up to but not including the day for which accrued interest is being calculated. The "Interest Factor" for any Note for each such day will be computed by multiplying the face amount of the Note by the interest rate applicable to such day and dividing the product thereof by 360.

Interest Payment Dates: Quarterly on December 26, 1995, March 26, 1996, June 26,
         1996, and September 26, 1996, provided that if any Interest Payment Date (other than the Maturity Date) would otherwise fall on a day that is not a Business Day, then the Interest Payment Date will be the first following day that is a Business Day. If the Maturity Date would otherwise fall on a day that is not a Business Day, then interest on the Note will be paid on the next succeeding Business Day, and no interest on such payment will accrue for the period from and after the Maturity Date.

         Interest payments will include the amount of interest accrued from and including the most recent Interest Payment Date to which interest has been paid (or from and including the Original Issue Date) to but excluding the applicable Interest Payment Date.

Calculation Date:  The earlier of (i) the fifth Business Day after each Interest
         Determination Date, or (ii) the Business Day immediately preceding the applicable Interest Payment Date.

Interest Determination Date: One Business Day prior to each Interest Reset Date.

Rate Cut-Off Date: Two Business Days prior to each Interest Payment Date. The interest rate for each day following the Rate Cut-Off Date to but excluding the Interest Payment Date will be the rate prevailing on the Rate Cut-Off Date.

Calculation Agent:  The CIT Group Holdings, Inc.

Minimum Interest Rate:  0.0%.

Trustee, Registrar,   Authenticating  and  Paying  Agent:  PNC  Bank,   National
         Association, under Indenture dated as of May 1, 1994, between the Trustee and the Corporation.

                                  UNDERWRITING

         Morgan Stanley & Co. Incorporated (the "Underwriter"), is acting as principal in this transaction.

         Subject to the terms and conditions set forth in a Terms Agreement dated September 21, 1995 (the "Terms Agreement"), between the Corporation and the Underwriter, and a Selling Agency Agreement, dated April 6, 1995, between the Corporation and Lehman Brothers, Lehman Brothers Inc., CS First Boston Corporation, Goldman, Sachs & Co., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Salomon Brothers Inc, and UBS Securities Inc., the Corporation has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase, $500,000,000 principal amount of the Notes.

         Under the terms and conditions of the Terms Agreement, the Underwriter is committed to take and pay for all of the Notes, if any are taken.

         The Underwriter has advised the Corporation that it proposes to offer the Notes for sale from time to time in one or more transactions (which may include block transactions), in negotiated transactions or otherwise, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Underwriter may effect such transactions by selling the Notes to or through dealers, and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriter and/or the purchasers of the Notes for whom they may act as agent. In connection with the sale of the Notes, the Underwriter may be deemed to have received compensation from the Corporation in the form of underwriting discounts, and the Underwriter may also receive commissions from the purchasers of the Notes for whom they may act as agent. The Underwriter and any dealers that participate with the Underwriter in the distribution of the Notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the

         Notes  by  them  may  be  deemed  to  be   underwriting   discounts  or
         commissions.

         The Notes are a new issue of securities with no established trading market. The Corporation currently has no intention to list the Notes on any securities exchange. The Corporation has been advised by the Underwriter that it intends to make a market in the Notes but is not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

         The Corporation has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.